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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549
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                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              For November 1, 2006

                         COMMISSION FILE NUMBER 5-59311

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                            DIALOG SEMICONDUCTOR PLC
                 (Translation of registrant's name into English)
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                                 Neue Strasse 95
                     D-73230 Kirchheim/Teck-Nabern, Germany
                     (Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes [ ]             No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes [ ]             No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__


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  DIALOG SEMICONDUCTOR Plc.: Dialog Semiconductor to terminate ADR program and de-list from NASDAQ


     KIRCHHEIM/TECK, Germany--(BUSINESS WIRE)--Nov. 1, 2006--Dialog Semiconductor Plc. / Delisting

     Dialog Semiconductor PLC (NASDAQ: DLGS, FWB: DLG), a leading provider of power management semiconductor solutions, announces today that the Company intends to terminate its ADR program (American Depository Receipt) with the Bank of New York and seek a de-listing from NASDAQ. It is currently anticipated that the effective date of the termination of the ADR program and de-listing from Nasdaq will be December 28, 2006. As soon as is reasonably practicable after the termination date, any ordinary shares not previously withdrawn from the ADR program will be sold in the market by the ADR Depositary in accordance with the Deposit Agreement governing the ADR program and the net proceeds of any such sales will be distributed to the holders of those ordinary shares. As soon thereafter as it is eligible to do so, the Company intends to suspend or terminate its registration under the US Securities Exchange Act of 1934, as amended. Any such suspension or termination will also suspend or terminate the Company's periodic reporting obligations under the Exchange Act. The Company intends that its ordinary shares be traded solely on the German stock exchange (Prime Standard) for the near to medium term.

     Commenting on the announcement Jalal Bagherli, Dialog CEO, said: 'The increasing regulatory burden of NASDAQ both in terms of third party legal and accounting costs and more importantly management resources have not for some time been matched by a corresponding benefit from the NASDAQ listing where ADR trading is light. The primary market for our shares has always been Frankfurt. This decision will permit us to focus our communication efforts on this key market.'

     Information about Dialog Semiconductor

     Dialog Semiconductor develops and supplies power management, audio and display driver technology, targeting the wireless, automotive and industrial markets. The company's expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with operating facilities in the UK, the USA, Austria, Japan and Taiwan. The company is listed on the Frankfurt (FWB: DLG) and NASDAQ (DLGS) stock exchanges.

Contact:
Dialog Semiconductor,
Neue Strabe 95, D-73230 Kirchheim/Teck - Nabern, Germany
Telefon +49-7021-805-412
Fax +49-7021-805-200
E-mail dialog@fd.com
Internet www.dialog-semiconductor.com

James Melville-Ross
Financial Dynamics
Telefon: +44 207 831 3113

Language:    English
Issuer:      Dialog Semiconductor Plc. Neue Strasse
             95 73230 Kirchheim/Teck-Nabern Deutschland
Phone:       +49 7021 805-0
Fax:         +49 7021 805-100
E-mail:      jm.richard@diasemi.com
WWW:         www.diasemi.com
ISIN:        GB0059822006
WKN:         927200
Indices:     MIDCAP, PRIMEALL, TECHALLSHARE
Listed:      Geregelter Markt in Frankfurt (Prime Standard);
             Freiverkehr in Berlin-Bremen, Dusseldorf, Stuttgart,
             Munchen, Hamburg; Foreign Exchange(s) Nasdaq


     CONTACT: Carsten-Uwe Dahl, +49 7021-805 220 carsten.dahl@diasemi.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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                                                      DIALOG SEMICONDUCTOR PLC
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Date  November 1, 2006                                By /s/ Jalal  Bagherli
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                                                      Dr. Jalal Bagherli
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                                                      Executive Director and CEO
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